Mail Room 4561

November 2, 2006

Robert C. Ogden
Chief Financial Officer
SAN Holdings, Inc.
9800 Pyramid Court Suite 130
Englewood, CO 80112

Re: SAN Holdings, Inc.
Amendment No. 1 to Form S-1
Filed on October 6, 2006
File No. 333-137207

Form 10-K for the fiscal year ended December 31, 2005
Forms 10-Q for the fiscal periods ended March 31 and June 30, 2006, as amended
File No. 0-16423

Dear Mr. Ogden:

We have reviewed your responses and have the following comments.

<u>General</u>

1. We have reviewed your response to prior comment 1 of our letter dated September 28, 2006. We are unable to concur with your assertion that, based on the representations in your response, this does not represent a distribution on behalf of the issuer. Given the significant percentage of shares being registered, it appears that the offering is in fact a direct primary offering. Accordingly, such an offering would need to meet the requirements of Rule 415(a)(1)(x) under the Securities Act as opposed to Rule 415(a)(1)(i) under the Securities Act that you are currently relying upon for your continuous offering. Please note that if you intend to register the offering in its current form as a primary offering, it does not appear that you may conduct a continuous, delayed or at the market offering in reliance on Rule 415(a)(1)(x) or 415(a)(4), as you are not qualified to register securities on Form S-3. In order to avail yourself of Rule 415(a)(1)(i) for the offering, please reduce the number of shares you are registering.

<u>Selling Stockholders, page 73</u>

2. Please refer to prior comments 3 and 7 of our letter dated September 28, 2006. Please revise footnote 14 to direct readers more specifically to the location in the company's financial statements where the referenced information may be found.

<u>Form 10-Q for the Quarter Ended June 30, 2006, as amended</u>

3. We note your revision in response to prior comment 10, and your language that, "Except as described below with respect to the Company's accounting for convertible preferred stock and derivative financial instruments, there was no change in the Company's internal control over financial reporting…" In future filings, state clearly, if correct, that there <u>were</u> changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457. If you still require further assistance, please contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 303-292-7799</u>
       Joshua M. Kerstein, Esq.
       Kutak Rock LLP